Exhibit 12(a)

XEROX CREDIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
 (In Millions)

	Nine Months Ended Sept 30,		Year Ended December 31,

	2002	2001	2001	2000*	1999	1998

Income before income taxes	$118	$83	$91	$137	$180	$137

Fixed Charges:
Interest expense
Xerox debt	—	12	—	13	32	23
Other debt	96	212	298	279	211	217

Total fixed charges	96	224	298	292	243	240

Earnings available for fixed charges	$214	$307	$389	$429	$423	$377

Ratio of earnings to fixed charges (1)	2.23	1.37	1.31	1.47	1.74	1.57

(1)      The ratio of earnings to fixed charges has been computed by dividing total earnings available for fixed charges by total fixed charges.